UR-ENERGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2007
(Information as at November 8, 2007 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2007 and 2006. Management’s Discussion and Analysis was prepared by Company management and approved by the Board of Directors on November 8, 2007.

This discussion and analysis should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2006 and 2005. The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC (“NFU”), Lost Creek ISR, LLC, The Bootheel Project, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation (“ISL”), ISL Wyoming, Inc. and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Forward-Looking Statements

This Management Discussion and Analysis may contain or refer to certain forward-looking statements relating to expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 21, 2007 which is filed on SEDAR, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the failure to obtain sufficient funding for operating, capital and exploration or development requirements and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Potential shareholders and prospective investors are also cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these reserves and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

The Company is focused on uranium exploration in the following areas: (i) Wyoming, USA where the Company has twelve properties. Of those twelve properties, nine are in the Great Divide Basin, two of which (the Lost Soldier property and the Lost Creek property) contain defined resources that the Company expects to advance to production. The Company’s other Wyoming projects include two properties in the Shirley Basin, one of which is the Bootheel property. The last of the Wyoming properties, the Kaycee property, is located in the Powder River Basin; (ii) South Dakota, USA where the Company has acquired certain mineral leases in Harding County, known as the Harding property; (iii) the Thelon Basin, Northwest Territories in northern Canada where it has three properties known as Screech Lake, Eyeberry and Gravel Hill; (iv) Hornby Bay, Nunavut in northern Canada where it has a royalty interest in two properties known as Dismal Lake West and Mountain Lake; (v) the Bugs property in the Kivalliq region of the Baker Lake Basin, Nunavut, Canada which is subject of an option agreement; and, (vi) R-Seven and Rook 1 properties in the Athabasca Basin, Saskatchewan which are subject of the option agreement with Titan Uranium Inc.

Selected Interim Information

The following table contains selected interim financial information for the three and nine month periods ended September 30, 2007 and 2006 and cumulative information from inception of the Company on March 22, 2004 to September 30, 2007.

	Three month period ended September 30, 2007 $ (unaudited)	Three month period ended September 30, 2006 $ (unaudited)	Nine month period ended September 30, 2007 $ (unaudited)	Nine month period ended September 30, 2006 $ (unaudited)	Cumulative from March 22, 2004 to September 30, 2007 $ (unaudited)
Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses	(2,448,489)	(1,603,745)	(6,939,987)	(4,544,894)	(15,340,306)
Interest income	948,494	143,856	1,936,988	371,452	2,704,584
Foreign exchange gain (loss)	(1,417,542)	5,519	(559,354)	466,448	158,986
Loss before income taxes	(2,927,537)	(1,454,370)	(5,572,353)	(3,706,994)	(12,486,736)
Recovery of future income taxes	Nil	32,000	Nil	272,000	896,000
Net loss for the period	(2,927,537)	(1,422,370)	(5,572,353)	(3,434,994)	(11,590,736)
Loss per common share - Basic and diluted	(0.03)	(0.02)	(0.07)	(0.06)
Cash dividends per common share	Nil	Nil	Nil	Nil

	As at September 30, 2007 (unaudited)	As at December 31, 2006
Total assets	138,829,594	73,479,712
New Frontiers obligation	Nil	14,713,495
Long-term future income tax liability	2,188,000	2,188,000

The Company has not generated any revenue from its operating activities from inception to date. The Company’s expenses include costs for management fees, promotion, regulatory authority and transfer agent fees, professional fees, general and administrative costs, general exploration expense, write-off of deferred exploration expenditures and amortization of capital assets. The Company has recorded significant stock based compensation costs which are included in management fees, promotion and general and administrative costs or capitalized as a component of deferred exploration expenditures. Costs directly related to exploration projects are initially capitalized as either mineral exploration property costs or deferred exploration expenditures.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Overall Performance and Results of Operations

The Company has advanced its plans rapidly from incorporation on March 22, 2004 to date. From inception to September 30, 2007, the Company has raised total net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants, compensation options and stock options of $136.0 million. As at September 30, 2007, the Company held cash and cash equivalents and short-term investments of $82.8 million. The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, or money market accounts. The Company has made significant investments in mineral exploration properties and exploration expenditures.

Mineral Exploration Properties and Deferred Exploration Expenditures

During the three month period ended September 30, 2007, the Company expended cash of $585,873 (Q3 2006 - $179,411) on mineral exploration property costs. Significant components of this spending include the US $150,000 payment to Dalco, Inc. to earn the final 25% interest in the Radon Springs Property. Additionally, the Company issued 150,000 common shares valued at $469,500 with respect to the final earn-in on the Radon Springs Property. New property staking and claim costs of $105,517 and $117,118 were incurred for the LC North (formerly Lost Creek North) and EN (formerly Eagles Nest) projects, respectively. During the third quarter the Company issued 25,000 common shares with respect to the option agreement to acquire the Bugs property. These shares were valued at $71,500.

During the nine months ended September 30, 2007, property costs included the second and final installment for acquisition of a data package from Power Resources Inc. (PRI) related to the Bootheel and Buck Point properties for $99,028 (US$90,000). The total purchase price was US $180,000 which includes the first installment of $90,000 paid upon execution of the data purchase agreement on June 26, 2006. The data includes drill hole logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from previous operators. The data purchase agreement includes a 1% royalty interest payable to PRI on uranium and associated minerals and materials produced from the properties.

During the second quarter of 2007, a total of $2,016,156 (US $1,744,231) of interest previously capitalized to Wyoming property assets was reversed. This amount of accrued interest was not payable upon early settlement of the New Frontiers obligation. During the first quarter of 2007, non-cash interest relating to the New Frontiers obligation of $444,876 was capitalized to Wyoming projects.

During the nine month period ended September 30, 2007, the Company capitalized exploration expenditures totaling $9.6 million. The majority of spending was on development of the Lost Creek and Lost Soldier projects in Wyoming. In total, approximately $7.5 million or 78.5% was spent related primarily to geology, environmental permitting, engineering hydrology and drilling for development of the Lost Creek and Lost Soldier projects. A total of $792,629 or 8.2% was incurred primarily for drilling with respect to the R-Seven and Rook 1 properties under the Titan option agreement. A total of $591,048 or 6.2% was incurred primarily for a geochemical radon survey with respect to the Bugs property. A total of $427,166 or 4.4% was spent primarily on geology and environmental permitting for the Company’s Screech Lake project in the Thelon Basin.

Wyoming Properties

Lost Creek project

The Lost Creek uranium deposit is located four miles north of Rio Tinto's Sweetwater mill in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometres) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 metres) and 700 feet (213 metres) in depth. National Instrument 43-101 (“NI 43-101”) compliant resources (Roscoe Postle Associates Inc., June 15, 2006) for Lost Creek are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource. In 2006, 17 cased monitoring and pump test wells were completed on the property, and the initial testing was completed successfully.

Significant drilling was conducted during the second and third quarters of 2007 and was completed during September 2007. Four to five drill rigs operated to allow for completion of several separate phases of work on the project:

  Installation of pump test and monitor wells for baseline and engineering data;
  Orebody delineation wells to better define the orebody for well field planning;
  Condemnation wells to assure that the plant site will not be built on an ore deposit;
  Water wells for water for the drilling operation.

Completion of Phase I and Phase II of the drilling program resulted in 58 monitor and pump test wells, 2 water wells and 70 delineation wells. This has enabled the Company to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering feasibility studies; for the Wyoming Department of Environmental ("WDEQ") Permit to Mine application; for the US Nuclear Regulatory Commission ("NRC") Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. In addition, six condemnation holes were drilled to make certain the potential target plant location was not over any part of the orebody

During the nine month period ended September 30, 2007, the Company incurred drilling costs totaling $2,295,943 with respect to these activities on the Lost Creek project.

Mineralized intercepts in the 2007 drilling program continue to indicate that the mineralization at Lost Creek is commonly thicker than average mineralized roll fronts in the basin. Examples are LC45 in the HJ sand which was 27 feet (8.2 metres) thick at a grade of 0.121percent U3O8 and LC49 in the KM sand which was 25 feet (7.6 metres) thick at a grade of 0.064percent U3O8.

Several new areas for expansion of the resource base were identified in Phase II drilling. Based on these favorable results and early completion of Phase II drilling, the Company extended the program to include an additional 125 holes at its Lost Creek project. This drilling commenced in October 2007.

Engineering feasibility studies being conducted by the Company’s in-house engineering team are well under way, including well field design and processing plant design:

  A proposed new processing plant is being designed and permitted to produce two million pounds of U3O8 yellowcake slurry per year with the capability to toll process loaded resin from other satellite ISR facilities.
  Capital equipment orders for long lead-time items will be placed early in 2008.
  Instead of building a satellite plant for resin loading, as anticipated in the preliminary plans, the Company plans to construct a full-scale processing plant which will be completed in stages. The first stage will produce yellowcake slurry and, at a later date, a second stage will add a drying and packaging facility.

On October 30, 2007, the Company submitted its Application to the US Nuclear Regulatory Commission for a Source Material License for its Lost Creek uranium production project. This license is the first stage of obtaining all necessary licenses and permits to enable the Company to recover uranium via in situ recovery method at the Lost Creek project. The collection and compilation of the extensive environmental background data for the Application has taken more than two years. The NRC has indicated that the application review process can take up to 18 months to complete.

The Company is presently completing the Lost Creek Mine Permit Application to be submitted to the Wyoming Department of Environmental Quality. Individual mine unit applications for each well field will be submitted starting in 2008 to cover each individual mine unit or well field that will be produced on the Lost Creek project. The Company is also completing its in-house engineering pre-feasibility study which is expected to be finalized during November 2007.

During the nine month period ended September 30, 2007 significant costs with respect to these activities for the Lost Creek project include geology costs of $1,487,611; permitting and environmental costs of $1,069,792; and, engineering hydrology costs of $590,202. Drilling costs in the third quarter were $1,336,237.

Lost Soldier project

The Lost Soldier project is located approximately 14 miles (22.5 kilometres) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units. NI 43-101 compliant resources (Roscoe Postle Associates, July 10, 2006) for Lost Soldier are 5.0 million pounds of U3O8 at 0.064percent as a measured resource, 7.2 million pounds of U3O8 at 0.065 percent as an indicated resource and 1.8 million pounds of U3O8 at 0.055 percent as an inferred resource.

All environmental baseline studies have been completed, with baseline groundwater and meteorological data collection continuing.

A scoping study is being completed by Pincock, Allen & Holt Engineering. This study will include an evaluation of the minability of additional shallow uranium resources which are above the water table and were not included in the Company’s NI 43-101 compliant resource base for Lost Soldier.

During the nine month period ended September 30, 2007 significant costs with respect to the Lost Soldier project include geology costs of $932,685; permitting and environmental costs of $298,914; and, engineering hydrology costs of $186,866.

USA exploration projects

An in-house team of geologists in the Company’s Littleton, Colorado office has been doing an evaluation of the extensive well log and exploration database owned by the Company. During 2007, exploration will be carried out on five projects: three on 100 percent owned projects and two by other companies through exploration, development and operating ventures on Company properties (see “Bootheel Project / Target Exploration and Mining” and “Hauber Project / Trigon Uranium Corporation” below).

During the nine month period ended September 30, 2007, more than 13,000 additional acres of on-trend mineral properties were acquired and added to the Company’s United States property portfolio. Total United States landholdings are now approximately 93,000 acres.

New drill targets in Wyoming, based on in-house uranium exploration models, have been developed for the RS (formerly Radon Springs), EN (formerly Eagles Nest) and the LC North (formerly Lost Creek North) project areas. Drill permit applications were submitted to the WDEQ for an exploration drilling program of 74 holes. Reclamation bonding to cover these drill permit applications was US $644,000 during October 2007. Planned drilling includes a total of 50 hole locations for LC North, 20 for RS and 4 for EN. This drilling commenced during October 2007.

The 2007 budget for exploration on the RS, EN and LC North projects is approximately US $2.0 million.

Bootheel Project / Target Exploration and Mining

During June 2007, the Company entered into an Exploration, Development and Mine Operating Agreement with Target Exploration & Mining Corporation and its subsidiary ("Target"). Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC. The properties cover an area of known uranium occurrences within the Shirley Basin in Albany County, Wyoming. The total project covers a defined area of approximately 6,000 acres. The primary goal is to move rapidly to the production of uranium, possibly by the in-situ recovery mining method.

The Bootheel and Buck Point properties contributed by the Company are comprised of 269 mining claims (279 less 10 overlapping claims after acquiring Energy Metals TD claims), and two state leases. Target will contribute US $3 million in exploration expenditures and issue a total of 125,000 common shares of Target to the Company over a four year period in order to earn a 75% interest in The Bootheel Project, LLC. Minimum exploration expenditures of US $750,000 are required in each year during the four year earn-in period. During August 2007, the Company received the initial installment of 50,000 Target common shares. Target will be the operator of the project.

Uranium mineralization was intersected on both properties during the late 1970s and the mineralization has the potential to be recovered by ISR methods. Uranium was discovered in the Shirley Basin in 1955 and production continued until 1992. Although the majority of commercial production in the Shirley Basin was carried out by conventional mining methods, ISR methods were tested on several deposits.

Hauber Project / Trigon Uranium Corporation

During June 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Hauber, LLC, contributed its Hauber property to Hauber Project LLC. The Hauber property is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 5,160 acres. The property is over an area of identified uranium occurrences. Pursuant to the terms of the agreements, Trigon can earn a 50% ownership interest in Hauber Project LLC by contributing a total of US $1.5 million in exploration expenditures to the project over three years. Minimum exploration expenditures of US $350,000 are required in year one of the earn-in period with US $575,000 required in years two and three. Trigon will act as manager of the project.

The agreements further provide that after Trigon has earned the 50% ownership interest, Trigon has the option to acquire an additional 1% ownership interest by making an additional payment of US $1.0 million for project exploration and expenditures. If Trigon does not exercise this option, the Company may do so for the same payment contribution. The agreements provided for an environmental due diligence period during which Trigon was to conduct an independent study to confirm that there are no manmade environmental hazards or other environmental liabilities prior to the commencement of the project. During September 2007, Trigon notified the Company that pursuant to its environmental due diligence it had satisfied itself of this requirement.

Data Package Acquisition

During May 2007, the Company acquired a data package from Power Resources Inc. ("PRI") pertinent to exploration and development in the Shirley Basin, Wyoming for $99,028 (US $90,000). The data includes drill hole logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from such previous operators as Cherokee, Kerr McGee, URADCO (PP&L), and Mobil as well as historical feasibility reports from Dames & Moore and Nuclear Assurance.

The Company will make any data covering its Bootheel and Buckpoint properties, and certain other data, available to the venture it has with Target.

The data purchase agreement includes a 1% royalty interest payable to PRI on uranium and associated minerals and materials produced from the Bootheel and Buck Point properties which include 269 lode mining claims and 2 State of Wyoming mineral leases.

Canadian Properties

R-Seven and Rook I Properties, Athabasca Basin

During June 2007, the Company announced it had signed a letter of intent with Titan Uranium Incorporated whereby the Company can earn up to an undivided 51% working interest in Titan's R-Seven and Rook I properties by funding $9 million in exploration programs managed by Titan over a 4-year earn in period. Diamond drilling on the property began in early July, 2007 with a first year expenditure commitment of $2.0 million. A definitive option agreement was completed during August 2007.

The option agreement calls for annual expenditures of $2 million in each of the first three years with a further $3 million in year four. Vesting of a 25% working interest will be at the Company’s election after the expenditure of $4 million in the second year of the agreement. Upon the expenditure of an additional $2 million in year three, the Company will be eligible to vest a further 10% working interest. The remaining 16% working interest may vest with the expenditure of $3 million in year four. Upon completion of the earn-in phase, the Company and Titan will proceed as joint venture partners with the Company becoming project operator.

The R-Seven and Rook I properties include 17 mineral claims totaling 75,698 hectares (187,053 acres). The claims are located in the southwestern portion of Saskatchewan's Athabasca Basin. The claims cover a prospective magnetic trend that hosts a number of strong electro-magnetic conductors identified by airborne and ground geophysical surveys. Limited historical drilling on the Titan properties intersected graphitic metasediments, faults, elevated levels of pathfinder elements and alteration typically associated with uranium deposits. An electromagnetic conductor associated with uranium mineralization on the adjacent property extends onto the Titan ground.

Titan commenced drilling on the properties as part of a 2007 exploration program budget of C$2 million. The program includes ground geophysical surveying and approximately 5,000 meters of diamond drilling. The drill targets are strong basement electromagnetic conductors defined by airborne and ground geophysical surveys that were completed in 2005 through 2007. During the third quarter of 2007, the Company recorded costs related to these activities which total $792,629. These costs were primarily comprised of $731,439 for drilling and $55,515 for geophysics. The total balance was included in accounts payable at quarter end and was paid in October 2007.

Thelon Basin Properties

During the nine month period ended September 30, 2007, the Company recorded costs of $427,166 with respect to the Thelon properties primarily relating to Screech Lake. Significant components of total costs include $202,782 with respect to geology costs and $153,663 with respect to environmental permitting costs.

During the year ended December 31, 2006 the Company incurred costs of $437,335 with respect to additional ground geophysics for the Screech Lake property and $406,827 of geochemistry costs with respect to additional radon survey work. Ground geophysics fieldwork was completed during the second quarter of 2006 and radon survey work was completed during the third quarter. Additionally, the Company incurred ongoing geology costs of $395,409.

During the year ended December 31, 2006 environmental permitting and related costs totaled $334,078. In July 2006, an environmental screening study was completed on the Screech Lake Project. In September 2006, an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment. The environmental assessment was completed on February 28, 2007. The land use permit is required in order to commence drilling on the Screech Lake property.

A report and recommendation from the Review Board was issued on May 7, 2007. The Review Board recommended to the Minister of Indian and Northern Affairs Canada that the Company’s application to conduct an exploratory drilling program at the Screech Lake property be rejected. In October 2007, the Company received notification that the Minister of Indian and Northern Affairs Canada had adopted the recommendation of the Review Board. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Company’s Screech Lake mineral claims. The Company is continuing to assess its options for pursuing its proposed exploration program at the Screech Lake property. The Company believes that it has proposed an exploration program which maintains the highest possible environmental standards. In the Company’s application for a land use permit, extensive mitigation measures were proposed to ensure that the drilling program would have minimal short-term environmental impact and no long-term effect.

Hornby Bay Properties

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and Dismal Lake West properties. The Mountain Lake property comprises 41 claims and the Dismal Lake West property comprises 17 claims. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and spent $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option to obtain a 100% interest in the properties, Triex was to incur a further $500,000 in exploration spending by September 30, 2007. The Company received notice from Triex during October 2007 that the expenditure requirements had been met. The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Triex is the operator of a 50:50 joint venture with Pitchstone Exploration Ltd. exploring for uranium on various properties which cover approximately 221,000 hectares in the Hornby Basin. Their 2007 exploration budget is $2.3 -million. The 2007 program is focused mainly on drilling, which started on May 9, 2007 and continued into the third quarter. Included in the program were several holes planned for the western targets at Dismal Lake West which is located on the claims optioned from the Company. All holes are being tested down-hole by a Mount Sopris 2PGA-1000 poly-gamma probe survey. In addition to drilling, extensive prospecting and mapping, soil geochemistry, and ground-based resistivity surveys are also being done on the claims optioned from the Company which surround the joint venture's claims which cover the Mountain Lake uranium deposit. It is anticipated that complete results will be released in the fall when all analytical data has been received and analyzed by Triex. This work will refine targets for further drill testing in 2008.

The 2007 Triex drill program at Dismal Lake West is a follow-up of an airborne geotem magnetic and electromagnetic survey flown by Fugro Airborne Surveys for the Company in 2005, a subsequent radiometric survey flown by Triex in 2005, and extensive mapping, prospecting and soil geochemistry done by Triex in 2006. These surveys have outlined two targets which might be the source for the radioactive boulder field discovered on the property in the late 1970s. Results from the current program are expected to be released in the fall, when all analytical data have been received.

The Company did not incur any direct costs with respect to the Hornby Bay properties during the nine months ended September 30, 2007.

Bugs Property

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. These common shares were valued at $29,000. On the first anniversary in September 2007, an additional 25,000 common shares were issued for an additional 30% interest. These common shares were valued at $71,500. On the second anniversary 50,000 common shares are issuable for a final 58% interest. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million. The Bugs property consists of 11 contiguous mineral claims in the Kivalliq region of the Baker Lake Basin, Nunavut.

In the third quarter of 2007, the Company re-sampled the high-grade boulder area identified by historic Cominco work in the area conducted during the 1970s. New assays include values as high as 4.7% and 6.0%U3O8. Sampling of several bostonite occurrences averaged 250 ppm uranium over significant widths. Two of the larger bostonite intrusions (Shrike and Gamma) were prospected for strike lengths of 800m to 1km, respectively. Extensive RadonEx Ltd. radon surveys were successful in outlining poorly exposed bostonite occurrences over several kilometres in length. The radon surveys also located an area of extremely high radon flux which is interpreted by the Company to indicate a concentration of hydrothermal uranium mineralization - the Lowkey Lake Zone. This area will be one of the first priority drill targets.

Limited drilling by Cominco in 1979 was unsuccessful in tracing the high-grade occurrences to depth. The Company attributes this to an over-emphasis on the stratigraphic as opposed to the hydrothermal aspect of the mineralization. Three holes, however, drilled through bostonite bodies contained an average of 225 ppm uranium with higher uranium values along wallrock contacts. This mineralization presents the Company with discovery potential of possible low-grade but high tonnage resources. In 2006, a fixed wing aeromagnetic and radiometric survey was flown over the entire property by Tundra Airborne Surveys. The data from this survey have been reprocessed using FastMag 3D(TM) normalized sections.

Interpretation of airborne magnetic and radiometric surveys resulted in the selection of seven targets based upon structural offset and dilation features in combination with magnetite depletion. Only one of the seven targets was examined in 2007; the remainder will be prospected and surveyed for their radon signatures in 2008.

Total costs incurred during the nine month period ended September 30, 2007 for the Bugs property were $591,048. A total of $402,907 related to the geochemical radon survey and $182,910 related to geology.

The Company intends to apply for land use permitting in anticipation of a summer 2008 drilling program. Anticipated targets include the Lowkey Lake Zone, the Gamma and Shrike bostonite bodies, and subsequent anomalies detailed from examination of the seven geophysical targets. Radon surveys combined with ground prospecting will be used to further define target areas prior to drilling.

Expenses

Total expenses for the three month period ended September 30, 2007 were $2,448,489 (Q3 2006 - $1,603,745). Total expenses include costs incurred with respect to Company promotion of $217,753; regulatory authority and transfer agent fees of $17,484; professional fees primarily relating to legal, accounting and audit services of $145,087; general and administrative costs relating to Company finance, administration and each of the corporate offices, including stock based compensation charges for stock options, of $1,666,302; general exploration expenses of $384,797; and amortization of capital assets of $17,066.

During the three month period ended September 30, 2007, the Company recorded significant non-cash stock based compensation charges related to stock options. In total, expenses recorded related to stock options were $1,042,069 (Q3 2006 - $475,861). These non-cash charges to expense represent approximately 43% of total expenses and approximately 36% of net loss for the quarter. Significant components of this total include $954,277 recorded in general and administrative expense and $87,792 recorded in promotion expense for stock options provided to directors, officers, employees and contractors of the Company. During the nine month period ended September 30, 2007 a total of $2,743,316 (2006 - $994,277) was charged to expenses related to stock options.

In general, total expenses and expenses in most categories have increased when comparing the three and nine month periods ended September 30, 2007 to the same periods in 2006. The primary reasons for this include: increased promotion costs related to attendance at industry conferences and related travel; increased general administrative costs relating to our Denver, Colorado and Casper, Wyoming offices and to general corporate finance and administrative costs; increased general exploration costs as we continue to pursue various new prospects for the Company; and, significantly increased stock based compensation charges.

The Company will continue to incur significant charges related to stock based compensation as the fair value of its stock options granted is expensed over their 18 month vesting period. As at September 30, 2007, the total fair value of stock options, related to options outstanding to be recorded over the coming five quarters is approximately $5.5 million. Charges to record the fair value of stock options give rise to both expenses and amounts capitalized to projects as deferred exploration.

Loss before Income Taxes and Net Loss

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts. During the three month period ended September 30, 2007, the Company earned interest income on these investments of $948,494 (Q3 2006 - $143,856). During the nine month period ended September 30, 2007, the Company earned interest income on these investments of $1,936,988 (2006 - $371,452). Interest income was significantly higher in the third quarter and year to date due to the proceeds of the bought deal financing being invested from May 10 to September 30 during 2007.

During the three month period ended September 30, 2007, the Company recorded a foreign exchange loss of $1,417,542. This foreign exchange loss arose due to cash balances held in US currency as the Canadian dollar strengthened relative to the US dollar particularly during September 2007. For the nine month period ended September 30, 2007, the Company had a net foreign exchange loss of $559,354. This net loss arose from losses on US cash balances held net of gains experienced on the US dollar denominated New Frontiers obligation which was fully repaid during the second quarter of 2007.

Loss Per Common Share

Both basic and diluted loss per common share for the three month period ended September 30, 2007 were $0.03 (Q3 2006 – $0.02) . Both basic and diluted loss per common share for the nine month period ended September 30, 2007 were $0.07 (2006 – $0.06) . For the three and nine month periods ended September 30, 2007 and 2006, diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at September 30, 2007, the Company had cash and cash equivalents and short-term investments of $82,753,927 and working capital of $81,378,765. On May 10, 2007, the Company completed a bought deal financing entered into with a syndicate of underwriters who agreed to purchase, 15,158,000 common shares of the Company at a price of $4.75 per share for gross proceeds of $72,000,500. The underwriters were granted an over-allotment option, exercisable for 30 days following the closing of the offering to purchase an additional 2,273,000 common shares at $4.75 per share. The underwriters exercised in full the over-allotment option at closing. In total, the Company issued 17,431,000 common shares for gross proceeds of $82,797,250. Total direct share issue costs, including the underwriters commissions were $5,298,634.

During the nine month period ended September 30, 2007, the Company realized cash proceeds from the exercise of previously issued warrants, compensation options and stock options totaling $1,327,587. During the same period, the Company invested cash of $8,368,080 in mineral exploration properties, deferred exploration expenditures, bonding and other deposits and capital assets; and, used $4,476,645 cash in operations.

During June 2007, the Company fully repaid the New Frontiers obligation providing a final payment of $11,955,375 (US $11,250,000). The Company elected to repay the New Frontiers obligation in full and avoid additional interest charges which would have accrued on June 30, 2007 and in subsequent years.

As at September 30, 2007, all of the previously outstanding warrants and substantially all compensation options had been exercised with a total of 5,568 compensation options outstanding. As at September 30, 2007, the Company had outstanding a total of 8,025,000 stock options with exercise prices ranging from $1.25 to $5.03. Upon exercise, these stock options would provide maximum cash proceeds of approximately $23.3 million to the Company.

The Company has financed its operations from inception, to date, primarily through the issuance of equity securities and has no sources of cash flow from operations. The Company will not generate any cash flow from operations until it is successful in commencing production from its resource properties.

As at September 30, 2007, the Company’s contractual obligations are summarized as follows:

Contractual Obligations	Payments Due by Period (All amounts in US dollars)
	Total US $	Less than 1 year US$	1 to 3 years US$	4 to 5 years US$	After 5 years US$
Office operating leases (1)	614,300	215,000	224,400	174,900	Nil

__________
(1) The Company is committed to an operating lease for office premises in Littleton, Colorado. This operating lease has a term extending to January 2009. The Company has entered into an operating lease for office premises in Casper, Wyoming. This operating lease has a five year term extending to September 2012.

The Company has established a corporate credit card facility with a US bank for use by officers and employees of the Company. This facility has an aggregate borrowing limit of US $250,000. The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Financing Transactions

2007 issuances

On May 10, 2007, the Company completed a bought deal financing entered into with a syndicate of underwriters who agreed to purchase, 15,158,000 common shares of the Company at a price of $4.75 per share for gross proceeds of $72,000,500. The underwriters were granted an over-allotment option, exercisable for 30 days following the closing of the offering to purchase an additional 2,273,000 common shares at $4.75 per share. The underwriters exercised in full the over-allotment option at closing. In total, the Company issued 17,431,000 common shares for gross proceeds of $82,797,250. Total direct share issue costs, including the underwriters’ commissions were $5,293,943.

During the nine months ended September 30, 2007, the Company realized cash proceeds of $1,327,587 related to the exercise of warrants, compensation options and stock options.

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000. The proceeds of this offering are being utilized to fund Canadian exploration spending during 2007.

On August 30, 2006, the Company completed a bought deal financing with a syndicate of underwriters led by GMP Securities LP and including Dundee Securities Corp. and Raymond James Ltd. The financing resulted in the issuance of a total of 8,522,727 common shares of the Company at a purchase price of $2.20 per common share for gross proceeds of $18,750,000. These total figures include the underwriters' over-allotment option for 1,022,727 common shares which was exercised in full on August 30, 2006.

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500. The proceeds of this offering were used primarily to fund the balance of the 2006 exploration programs in Canada.

During the year ended December 31, 2006, a total of 13,483,134 common shares were issued pursuant to the exercise of warrants; a total of 1,337,904 common shares were issued pursuant to the exercise of compensation options and 106,500 common shares for the exercise of stock options. Total cash proceeds from these exercises were $12,733,749.

During the year ended December 31, 2006, the Company renounced flow-through share tax benefits relating to a total of $3,461,750 raised through the issuance of flow-through common shares. The tax effect of $1,246,500 was recorded as a reduction of capital stock during 2006.

Acquisition of NFU Wyoming LLC / New Frontiers Obligation

Effective June 30, 2005, the Company concluded its acquisition of NFU Wyoming LLC. Under the terms of the purchase agreement, the Company acquired a 100% membership interest in NFU that holds the majority of the Company’s Wyoming property assets, for total consideration of US $20,000,000.

The Company was obligated to make minimum annual payments of US $5,000,000, including interest, on the second, third and fourth anniversary of the closing. During June 2007, the Company elected to prepay the balance due and avoid future interest charges. The full repayment amount was $11,955,375 (US $11,250,000) including principle and accrued interest.

The purchase price of CDN $24,515,832 was allocated entirely to mineral exploration property assets in Wyoming. Interest on the New Frontiers obligation was recorded utilizing the effective rate method. Under the effective rate method, interest charges are recorded over the term of the obligation that are sufficient to accrete the face value of the original principal to the balance due including interest at maturity. The effective interest rate was 12.04% . Upon full repayment of the New Frontiers obligation in June 2007 interest payable for full settlement was $2,016,156 (US $1,744,229) less than interest accrued under the effective rate method for accounting. This amount was recorded as a reduction of mineral property costs during the second quarter. Net interest which accumulated from acquisition to repayment totals $1,433,109 (US $1,250,000) and has been capitalized to Wyoming mineral property assets.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at October 31, 2007, September 30, 2007 and December 31, 2006 is as follows:

	October 31, 2007	September 30, 2007	December 31, 2006
Common shares	92,116,039	92,116,039	73,475,052
Warrants	-	-	162,876
Compensation options	5,568	5,568	110,346
Stock options	8,006,000	8,025,000	5,406,000
Fully diluted shares outstanding	100,127,607	100,146,607	79,154,274

On May 10, 2007, the Company issued 17,431,000 common shares in connection with the bought deal financing.

Stock options

On January 3, 2007, the Company granted 200,000 stock options to a new director of the Company. These stock options are exercisable at $4.08 per share and expire January 1, 2012. On February 19, 2007, the Company granted 600,000 stock options to a new Vice President, Mining. These stock options are exercisable at $5.03 per share and expire February 15, 2012. On May 23, 2007, the Company granted 2,100,000 stock options to directors, officers, employees and consultants of the Company. These stock options are exercisable at $4.75 per share and expire May 15, 2012. On July 25, 2007, the Company granted 200,000 stock options to a new director of the Company. These stock options are exercisable at $3.67 per share and expire on July 15, 2012. On August 8, 2007, the Company granted a total of 437,500 stock options to officers and employees of the Company. These stock options are exercisable at $3.00 per share and expire August 9, 2012. On September 17, 2007, the Company granted a total of 50,000 stock options to a new employee of the Company. These stock options are exercisable at $3.16 per share and expire September 17, 2012. On October 5, 2007, the Company granted 50,000 stock options to a new employee. These stock options are exercisable at $2.98 per share and expire October 5, 2012.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable and accounts payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments except for US dollar foreign currency risk with respect to cash balances held in US dollars. As at September 30, 2007, the Company held approximately US $20.9 million in cash and cash equivalents. The Company has not entered into any foreign exchange contracts or other strategies to mitigate this risk.

The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Transactions with Related Parties

On May 24, 2005, the Company announced it had entered into a letter of intent with Patrician Diamonds Inc., a TSX Venture Exchange listed company that is a related company. At the time of entering into the transaction, each of the directors and officers of Patrician also acted as directors and officers of the Company. During February 2006, the Company and Patrician mutually agreed to cancel this arrangement and unwind the transaction.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. If properties are abandoned they are written off at that time. If properties are considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time. Management uses its best estimates for determining the fair value of mineral properties based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued. Use of the Black-Scholes model requires management to estimate the expected volatility of the Company’s stock over the future life of the equity instrument and to estimate the expected life of the equity instrument. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, hedge accounting and reporting and displaying comprehensive income. The initial adoption of these standards did not have a significant impact on these financial statements.

Internal Controls

No changes have occurred in the Company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form dated March 21, 2007 which is filed on SEDAR.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.SEDAR.com.

Corporate Information

Directors and Officers
Jeffrey T. Klenda, B.A., CFP – Chairman and Director
W. William Boberg, M. Sc., P. Geo. – President, CEO and Director
Harold Backer, B. Sc. – Executive Vice President
Wayne Heili, B. Sc. – Vice President, Mining
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – VP, Canadian Exploration
James M. Franklin, PhD, FRSC, P. Geo. – Chief Scientist and Director
Paul Macdonell, B. Public Admin. – Director, Audit and Compensation Committee Chair
Robert Boaz, M. Econ., Hons. BA – Director
Thomas Parker, B. Sc., M. Eng. – Director
Roger Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT &
Administration
Paul G. Goss – Corporate Counsel & Corporate Secretary

Corporate Offices
United States Headquarters:
10758 West Centennial Road, Suite 200
Littleton (Denver), Colorado 80127
Phone: (720) 981-4588

Canadian Exploration Office:
341 Main Street North, Suite 206
Brampton, Ontario L6X 3C7
Phone: (905) 456-5436

Registered and Principal Administrative Office:
1128 Clapp Lane, PO Box 279
Manotick (Ottawa), Ontario K4M 1A3
Phone: (613) 692-7704

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE

Independent Auditor
PricewaterhouseCoopers LLP, Ottawa

Corporate Legal Counsel
McCarthy Tetrault, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer & Trust Company, Toronto